Exhibit 3.3

Execution Copy

AMENDMENT NO. 1 TO

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

STONEMOR PARTNERS L.P.

This Amendment No. 1 (this “Amendment No. 1”) to the First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P. (the “Partnership”) is entered into effective as of February 27, 2007, by StoneMor GP LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement (as defined below).

WHEREAS, the General Partner and the Limited Partners of the Partnership entered into that certain First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of September 20, 2004 (the “Partnership Agreement”);

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner may amend any provision of the Partnership Agreement without the approval of any Partner or Assignee to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

WHEREAS, the General Partner established a special committee of the Board of Directors of the General Partner, which committee constitutes a “conflicts committee” under the Partnership Agreement (the “Conflicts Committee”), and delegated to the Conflicts Committee the authority to consider and approve a proposed amendment to the Partnership Agreement;

WHEREAS, acting pursuant to the power and authority granted to the General Partner under Section 13.1(d)(i) of the Partnership Agreement and delegated to the Conflicts Committee, the Conflicts Committee has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, the Board of Directors of the General Partner has ratified the approval by the Conflicts Committee of the following amendment to the Partnership Agreement.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1. Amendment.

(a) The definition of “Operating Expenditures” in Section 1.1 is hereby amended in its entirety to read as follows:

“‘Operating Expenditures’ means all Partnership Group cash expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments, capital expenditures and deposits into merchandise trusts and perpetual care trusts, subject to the following:

(a) payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(b) Operating Expenditures shall not include (i) cash expenditures made for Acquisitions or for Capital Improvements, including, without limitation, all cash expenditures, whether or not expensed or capitalized for accounting or tax purposes, incurred during the first four years following an Acquisition in order to bring the operating capacity of the Acquisition to the level of operating capacity expected to be achieved in the projections forming the basis on which the Board of Directors of the General Partner approved the Acquisition, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where cash expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such cash expenditures made for other purposes, the period over which the cash expenditures made for other purposes will be deducted as an Operating Expenditure in calculating Operating Surplus.”

Section 2. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3. Governing Law. This Amendment No. 1 will be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 1 as of the date first set forth above.

GENERAL PARTNER:

STONEMOR GP LLC

By:
Name:
Title: